UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                   READY CREDIT CORPORATION (f/k/a Thunderball
                             Entertainment, Inc. )
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   755746 10 4
                   -------------------------------------------
                                 (CUSIP Number)

                           Morgan Street Partners, LLC
                               Laurie Eibensteiner
                             Ronald E. Eibensteiner
                          800 Nicollet Mall, Suite 2690
                              Minneapolis, MN 55402
                                 (612) 279-2005
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Communications)

                                December 31, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
------------------------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

CUSIP No. 755746 10 4               SCHEDULE 13D                     Page 2 of 8

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Morgan Street Partners, LLC               Federal I.D. No. _______________

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]
      (b) [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)     [ ]


--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Minnesota
--------------------------------------------------------------------------------

     NUMBER  OF  SHARES     7.     SOLE  VOTING POWER             1,500,000
     BENEFICIALLY           ---------------------------------------------------
     OWNED  BY  EACH        8.     SHARED  VOTING  POWER
     REPORTING              ---------------------------------------------------
     PERSON  WITH           9.     SOLE  DISPOSITIVE  POWER
                            ---------------------------------------------------
                            10.    SHARED  DISPOSITIVE  POWER     1,500,000

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,500,000
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES                                                        [  ]


--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      18.0%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO (Limited liability company)
--------------------------------------------------------------------------------


                               Page 2 of 8 pages

CUSIP No. 755746 10 4               SCHEDULE 13D                     Page 3 of 8

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Laurie Eibensteiner

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]
      (b) [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)     [ ]


--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------

     NUMBER  OF  SHARES     7.     SOLE  VOTING POWER             500,000
     BENEFICIALLY           ---------------------------------------------------
     OWNED  BY  EACH        8.     SHARED  VOTING  POWER
     REPORTING              ---------------------------------------------------
     PERSON  WITH           9.     SOLE  DISPOSITIVE  POWER
                            ---------------------------------------------------
                            10.    SHARED  DISPOSITIVE  POWER     500,000

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,000,000 (Includes 1,500,000 shares owned by Morgan Street LLC)
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES                                                        [  ]


--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      24.0%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 3 of 8 pages

CUSIP No. 755746 10 4               SCHEDULE 13D                     Page 4 of 8

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ronald E. Eibensteiner

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a) [ ]
      (b) [ ]

--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)     [ ]


--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------

     NUMBER  OF  SHARES     7.     SOLE  VOTING POWER             1,750,000
     BENEFICIALLY           ---------------------------------------------------
     OWNED  BY  EACH        8.     SHARED  VOTING  POWER
     REPORTING              ---------------------------------------------------
     PERSON  WITH           9.     SOLE  DISPOSITIVE  POWER
                            ---------------------------------------------------
                            10.    SHARED  DISPOSITIVE  POWER     1,750,000

--------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,750,000
--------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES                                                        [  ]


--------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      20.6%
--------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------


                               Page 4 of 8 pages

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value, of Ready Credit Corporation (f/k/a Thunderball Entertainment, Inc.), a Nevada corporation ("Ready Credit" or the "Issuer"). The address of the Issuer's principal executive offices is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Morgan Street Partners, LLC ("Morgan Street"), Laurie Eibensteiner and Ronald E. Eibensteiner. The principal business address for all entities is 800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402. Morgan Street is a Minnesota limited liability company. Ronald E. Eibensteiner, the Issuer's CEO and President, is the Chief Manager for Morgan Street. Laurie Eibensteiner is a private investor and also a member Morgan Street and beneficial owner of the shares held by Morgan Street. Ron and Laurie are husband and wife.

During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. and Mrs. Eibensteiner are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds of Mr. Eibensteiner were used to purchase the shares reported in item 5(c).

ITEM 4. PURPOSE OF TRANSACTION

The shares of Ready Credit subject to this Statement are held by the Reporting Persons solely for investment purposes.

Although the Reporting Persons have not formulated any other definitive plan, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when he deems it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, the Reporting Persons have no current plans or proposals which would relate to or would result in any of the following matters:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;


                               Page 5 of 8 pages

      (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a) In the aggregate, the Reporting Persons beneficially own 2,250,000 Shares.

(b) Morgan street owns 1,500,000 shares; Mrs. Eibensteiner owns 500,000 shares; and Mr. Eibensteiner owns 125,000 shares and warrants to purchase 125,000 shares (which are currently exercisable).

According to information provided by the Company, the number of shares outstanding as of February 6, 2006, was 8,350,000. Accordingly, based upon this information the Reporting Persons are the beneficial owners of an aggregate of 26.5% of the outstanding shares.

c.    TRANSACTIONS WITHIN THE LAST 60 DAYS

Mr. Eibensteiner purchased 125,000 units (each unit consisting of 1 share of common stock and 1 warrant to purchase one share of common stock at an exercise price of $1.50 per share) for an aggregate price of $125,000.


                               Page 6 of 8 pages

d.          Not applicable.

e.          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.     EXHIBITS.

Exhibit A   Agreement to Jointly File Schedule 13D

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MORGAN STREET PARTNERS, LLC

Dated: February 10, 2006                    /s/ Ronald E. Eibensteiner
                                            -----------------------------------
                                            Ronald E. Eibensteiner


                                            /s/ Laurie Eibensteiner
                                            -----------------------------------
                                            Laurie Eibensteiner


                                            /s/ Ronald E. Eibensteiner
                                            -----------------------------------
                                            Ronald E. Eibensteiner


                               Page 7 of 8 pages

                                    Exhibit A

                                    AGREEMENT
                          TO JOINTLY FILE SCHEDULE 13D


         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Ready Credit Corporation (f/k/a Thunderball Entertainment, Inc.) and hereby affirm that such
Schedule 13D is being filed on behalf of each of the undersigned.

                                            MORGAN STREET PARTNERS, LLC

Dated: February 10, 2006                    /s/ Ronald E. Eibensteiner
                                            -----------------------------------
                                            Ronald E. Eibensteiner


                                            /s/ Laurie Eibensteiner
                                            -----------------------------------
                                            Laurie Eibensteiner


                                            /s/ Ronald E. Eibensteiner
                                            -----------------------------------
                                            Ronald E. Eibensteiner



                               Page 7 of 8 pages